Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	9-months ended Sept. 30,	12-months ended Sept. 30,	Year Ended Dec. 31,
(millions)	2015	2015	2014	2013	2012	2011	2010

Income from continuing operations, before income taxes	$312.3	$380.6	$345.3	$301.3	$317.8	$326.5	$256.4
Add:
Interest expense:	151.5	203.0	181.3	169.2	180.9	193.3	212.0
Deduct:
Income from equity investments, net	0.0	0.0	0.0	0.0	0.0	0.0	(2.8)
Earnings before taxes and fixed charges	$463.8	$583.6	$526.6	$470.5	$498.7	$519.8	$471.2

Interest expense	$151.5	$203.0	$181.3	$169.2	$180.9	$193.3	$212.0
Total fixed charges	$151.5	$203.0	$181.3	$169.2	$180.9	$193.3	$212.0

Ratio of earnings to fixed charges	3.06x	2.87x	2.90x	2.78x	2.76x	2.69x	2.22x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.

The sale of TECO Guatemala was completed in December 2012 and TECO Guatemala is considered a discontinued operation. Prior periods presented have been adjusted to reflect the classification of TECO Guatemala as discontinued operations.

The sale of TECO Coal was completed in September 2015 and TECO Coal is considered a discontinued operation. Prior periods presented have been adjusted to reflect the classification of TECO Coal as discontinued operations.